Term Sheet
To prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement no. 39-XI dated June 11, 2008

Term Sheet to
Product Supplement No. 39-XI
Registration Statement No. 333-130051
Dated June 11, 2008; Rule 433



Structured Investments	JPMorgan Chase & Co. $ Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of the S&P 500® Index, the Dow Jones EURO STOXX 50® Index, the Russell 2000® Index, the MSCI World Index℠ and the S&P BRIC 40 Index due June 28, 2013

General

- The notes are designed for investors who seek an uncapped return that will not be less than 1.12 times the appreciation of a weighted diversified basket of domestic and international components, consisting of five indices, at maturity. Investors should be willing to forgo interest and dividend payments and, if the Basket declines by more than 25%, be willing to lose some or all of their principal.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing June 28, 2013 .
- Minimum denominations of $1,000 and integral multiples thereof.
- The notes are expected to price on or about June 25, 2008 and are expected to settle on or about June 30, 2008.

Key Terms

Basket: The notes are linked to a basket consisting of the S&P 500® Index ("SPX"), the Dow Jones EURO STOXX 50® Index ("SX5E"), the Russell 2000® Index ("RUT"), the MSCI World Index℠ ("MXWO") and the S&P BRIC 40 Index ("SBR") (each a "Basket Component," and collectively, the "Basket Components").

Component Weightings: The S&P 500 Weighting is 40%, the EURO STOXX Weighting is 20%, the Russell 2000 Weighting is 15%, the MSCI World Weighting is 15% and the S&P BRIC Weighting is 10% (each a "Component Weighting," and collectively, the "Component Weightings").

Upside Leverage Factor: The Upside Leverage Factor will be determined on the pricing date and will not be less than 1.12.

Payment at Maturity: If the Ending Basket Level is greater than the Starting Basket Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Basket Return multiplied by the Upside Leverage Factor. Accordingly, if the Basket Return is positive, your payment per $1,000 principal amount note will be calculated as follows:

$$\$1,000 + [\$1,000 \times (Basket\ Return \times Upside\ Leverage\ Factor)]$$

Your principal is protected against up to a 25% decline in the Basket. If the Ending Basket Level declines from the Starting Basket Level by up to 25%, you will receive the principal amount of your notes at maturity.

If the Ending Basket Level declines from the Starting Basket Level by more than 25%, you will lose 1.3333% of the principal amount of your notes for every 1% that the Basket declines beyond 25%. Under these circumstances, your final payment per $1,000 principal amount note will be calculated as follows:

$$\$1,000 + [\$1,000 \times (Basket\ Return + 25\%) \times Downside\ Leverage\ Factor]$$

If the Ending Basket Level declines from the Starting Basket Level by more than 25%, you could lose some or all of your investment at maturity.

Downside Leverage Factor: 1.3333

Buffer Amount: 25%.

Basket Return:
$$\frac{Ending\ Basket\ Level - Starting\ Basket\ Level}{Starting\ Basket\ Level}$$

Starting Basket Level: Set equal to 100 on the pricing date.

Ending Basket Level: The Basket Closing Level on the Observation Date.

Basket Closing Level: The Basket Closing Level on any trading day will be calculated as follows:

$$100 \times [1 + (S\&P\ 500\ Return * S\&P\ 500\ Weighting) + (EURO\ STOXX\ Return * EURO\ STOXX\ Weighting) + (Russell\ 2000\ Return * Russell\ 2000\ Weighting) + (MSCI\ World\ Return * MSCI\ World\ Weighting) + (S\&P\ BRIC\ Return * S\&P\ BRIC\ Weighting)]$$

Each of the S&P 500 Return, the EURO STOXX Return, the Russell 2000 Return, the MSCI World Return and the S&P BRIC Return reflects the performance of the respective Basket Component, expressed as a percentage, from the relevant Basket Component closing level on the pricing date to the relevant Basket Component closing level on such trading day. For additional information, see "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 39-XI.

Observation Date: June 25, 2013†

Maturity Date: June 28, 2013†

CUSIP: 48123LBY9

† Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 39-XI.

Investing in the Buffered Return Enhanced Notes involves a number of risks. See "Risk Factors" beginning on page PS-16 of the accompanying product supplement no. 39-XI and "Selected Risk Considerations" beginning on page TS-1 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 39-XI and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

To the extent the information contained in footnotes (1) and (2) below differs from or conflicts with the disclosure set forth under "Use of Proceeds" in product supplement no. 39-XI, the information in the footnotes (1) and (2) below controls.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) If the notes priced today, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $59.20 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. JPMSI may use a portion of that commission to pay selling concessions to other dealers of approximately $30.00 per $1,000 principal amount note. The actual commission received by JPMSI may be more or less than $59.20 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions that may be paid to other dealers, exceed $65.00 per $1,000 principal amount note. See "Underwriting" beginning on page PS-145 of the accompanying product supplement no. 39-XI.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

June 11, 2008

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 39-XI dated June 11, 2008. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 39-XI, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 39-XI dated June 11, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208003043/e31925_424b2.pdf
- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf
- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **UNCAPPED APPRECIATION POTENTIAL —** The notes provide the opportunity to enhance equity returns by multiplying a positive Basket Return by the Upside Leverage Factor. The actual Upside Leverage Factor will be set on the pricing date and will not be less than 1.12. The notes are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined by the appreciation of the Basket. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **LIMITED PROTECTION AGAINST LOSS —** Payment at maturity of the principal amount of your notes is protected against a decline in the Ending Basket Level, as compared to the Starting Basket Level, of up to 25%. If the Ending Basket Level declines by more than 25%, for every 1% decline beyond 25%, you will lose an amount equal to 1.3333% of the principal amount of your notes. *Accordingly, you could lose some or all of your investment at maturity.*

- **DIVERSIFICATION AMONG THE BASKET COMPONENTS —** Because the S&P 500® Index makes up 40% of the Basket, we expect that generally the market value of your notes and your payment at maturity will depend significantly on the performance of the S&P 500® Index.
  The return on the notes is linked to a basket consisting of the S&P 500® Index, the Dow Jones EURO STOXX 50® Index, the Russell 2000® Index, the MSCI World Index℠ and the S&P BRIC 40 Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. The Dow Jones EURO STOXX 50® Index consists of 50 component stocks of market sector leaders from within the Eurozone. The Dow Jones EURO STOXX 50® Index and STOXX® are the intellectual property (including registered trademarks) of STOXX Limited, Zurich, Switzerland, and/or Dow Jones & Company, Inc., a Delaware corporation, New York, USA (the "Licensors"), which are used under license. The notes are in no way sponsored, endorsed, sold or promoted by the Licensors and neither of the Licensors shall have any liability with respect thereto. The Russell 2000® Index consists of the middle 2,000 companies included in the Russell 3000E™ Index and, as a result of the index calculation methodology, consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. The MSCI World Index℠ is calculated, published and disseminated daily by MSCI Inc., and is designed to measure global developed market equity performance. As of June 2008, the MSCI World Index℠ consisted of the following 23 developed market country indices in North America, Europe and the Asia/Pacific Region: Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States. The S&P BRIC 40 Index consists of 40 stocks from the emerging markets of Brazil, Russia, India and China. For additional information about each Basket Component, see "The S&P 500® Index," "The Dow Jones EURO STOXX 50® Index," "The Russell 2000® Index," "The MSCI World Index℠" and "The S&P BRIC 40 Index" in the accompanying product supplement no. 39-XI.

- **CAPITAL GAINS TAX TREATMENT —** You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 39-XI. As described therein, we and you will agree to characterized and treat the notes for U.S. federal income tax purposes as "open transactions". Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Sidley Austin LLP, it is reasonable to treat your purchase and ownership of the notes as an "open transaction" for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. For example, the notes could be treated either as subject (in whole or in part) to the "constructive ownership transaction" rules of Section 1260 of the Internal Revenue Code, as discussed in the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 39-XI, or as "contingent payment debt instruments." Moreover, on December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the possible U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly on a retroactive basis. You should consult your tax adviser regarding the tax treatment of the notes, including possible alternative characterizations in general and the possible impact of the notice described above in particular.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket Components or any of the stocks composing the Basket Components. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 39-XI dated June 11, 2008.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS —** The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive or negative. Your investment will be exposed on a leveraged basis to any decline in the Ending Index Level beyond the 25% buffer as compared to the Starting Index Level. *Accordingly, you could lose some or all of your investment at maturity.*

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY —** While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **THE BASKET RETURN FOR THE NOTES WILL NOT BE ADJUSTED FOR CHANGES IN EXCHANGE RATES RELATED TO THE U.S. DOLLAR THAT MIGHT AFFECT THE DOW JONES EURO STOXX 50® INDEX —** The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks underlying the Dow Jones EURO STOXX 50® Index are based, although any currency fluctuations could affect the performance of the Basket. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your payment at maturity.

- **SOME OF THE BASKET INDICES, AND THUS THE NOTES THEMSELVES, ARE SUBJECT TO CURRENCY EXCHANGE RISK —** Because the prices of the equity securities that compose the MSCI World Index℠ and the S&P BRIC 40 Index are converted into U.S. dollars for purposes of calculating the value of the MSCI World Index℠ and the S&P BRIC 40 Index, your notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the component securities of the MSCI World Index℠ and the S&P BRIC 40 Index trade. Your net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of the component securities in the MSCI World Index℠ and the S&P BRIC 40 Index denominated in each such currency. If, taking into account such weighting, the U.S. dollar strengthens against such currencies, the value of the MSCI World Index℠ and the S&P BRIC 40 Index will be adversely affected and the payment at maturity, if any, may be reduced.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS —** As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing any of the Basket Components would have.

- **LACK OF LIQUIDITY —** The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **WE ARE CURRENTLY ONE OF THE COMPANIES THAT MAKE UP THE S&P 500® INDEX —** We are currently one of the companies that make up the S&P 500® Index. To our knowledge, we are not currently affiliated with any other issuers the equity securities of which are included in the S&P 500® Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.

- **POTENTIAL CONFLICTS —** We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES —** In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of the Basket Components;
  - the time to maturity of the notes;
  - the dividend rate on the equity securities underlying the Basket Components;
  - interest and yield rates in the market generally as well as in each of the markets of the securities underlying the Basket Components;
  - a variety of economic, financial, political, regulatory or judicial events;
  - the exchange rate and volatility of the exchange rate between the U.S. dollar and each of the currencies in which the equity securities composing the Dow Jones EURO STOXX 50® Index, the MSCI World Index℠ and the S&P BRIC 40 Index are traded and the correlation of the applicable exchange rates for the S&P BRIC 40 Index and the levels of the S&P BRIC 40 Index and the applicable exchange rates for the MSCI World Index℠ and the levels of the MSCI World Index℠; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Basket?

The following table illustrates the hypothetical total return at maturity on the notes. The "total return" as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Upside Leverage Factor of 1.12 and a Downside Leverage Factor of 1.3333. **The Upside Leverage Factor will be determined on the pricing date and will not be less than 1.12.** The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Total Return
180.00	80.00%	89.60%
170.00	70.00%	78.40%
160.00	60.00%	67.20%
150.00	50.00%	56.00%
140.00	40.00%	44.80%
130.00	30.00%	33.60%
120.00	20.00%	22.40%
115.00	15.00%	16.80%
110.00	10.00%	11.20%
105.00	5.00%	5.60%
100.00	0.00%	0.00%
95.00	-5.00%	0.00%
90.00	-10.00%	0.00%
80.00	-20.00%	0.00%
75.00	-25.00%	0.00%
70.00	-30.00%	-6.67%
60.00	-40.00%	-20.00%
50.00	-50.00%	-33.33%
40.00	-60.00%	-46.67%
30.00	-70.00%	-60.00%
20.00	-80.00%	-73.33%
10.00	-90.00%	-86.67%
0.00	-100.00%	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases from a Starting Basket Level of 100 to an Ending Basket Level of 105.
Because the Ending Basket Level of 105 is greater than the Starting Basket Level of 100, the investor receives a payment at maturity of $1,056 per $1,000 principal amount note, calculated as follows:
$$\$1,000 + [\$1,000 \times (5\% \times 1.12)] = \$1,056$$

Example 2: The level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 80.
Because the Ending Basket Level of 80 is less than the Starting Basket Level of 100 by not more than the Buffer Amount of 25%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 70.
Because the Ending Basket Level of 70 is less than the Starting Basket Level of 100 by more than the Buffer Amount of 25%, the Basket Return is negative and the investor receives a payment at maturity of $933.30 per $1,000 principal amount note, calculated as follows:
$$\$1,000 + [\$1,000 \times (-30\% + 25\%) \times 1.3333] = \$933.33$$

Example 4: The level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 0.
Because the Ending Basket Level of 0 is less than the Starting Basket Level of 100 by more than the Buffer Amount of 25%, the Basket Return is negative and the investor receives a payment at maturity of $0 per $1,000 principal amount note, calculated as follows:
$$\$1,000 + [\$1,000 \times (-100\% + 20\%) \times 1.3333] = \$0$$

Historical Information

The following graphs show the historical weekly performance of the S&P 500® Index, the Dow Jones EURO STOXX 50® Index, the Russell 2000® Index and the MSCI World Index^SM from January 3, 2003 through June 6, 2008 and the S&P BRIC 40 Index as well as the Basket as a whole from February 6, 2004 through June 6, 2008. The S&P BRIC 40 Index was officially launched by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"), on June 20, 2006, and S&P makes available hypothetical backtested historical data for the weekly performance of the S&P BRIC 40 Index back to February 6, 2004. The graph of the historical Basket performance assumes the Basket level on February 6, 2004 was 100 and the Component Weightings specified on the cover of this term sheet on that date. The closing level of the S&P 500® Index on June 10, 2008 was 1342.59. The closing level of the Dow Jones EURO STOXX 50® Index on June 10, 2008 was 3574.70. The closing level of the Russell 2000® Index on June 10, 2008 was 732.62. The closing level of the MSCI World Index^SM on June 10, 2008 was 1469.13. The closing level of the S&P BRIC 40 Index on June 10, 2008 was 3030.16.

We obtained the various Basket Component closing levels or closing prices below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets.

The historical closing levels or closing prices of each Basket Component and of the Basket as a whole should not be taken as an indication of future performance, and no assurance can be given as to the closing level or closing price of any Basket Component on the Observation Date. We cannot give you assurance that the performance of the Basket Components will result in the return of any of your initial investment.











